MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Hancock Horizon Family of Funds (consisting of Hancock Horizon Treasury Securities Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund (the "Funds"), separately managed portfolios of The Arbor Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2002, and from January 31, 2002 through July 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2002, and from January 31, 2002 through July 31, 2002, with respect to securities reflected in the investment account of the Funds.

TREASURY SECURITIES MONEY MARKET FUND,
STRATEGIC INCOME BOND FUND,
GROWTH FUND,
VALUE FUND,
BURKENROAD FUND:


/s/James R. Foggo
--------------------------------------
James R. Foggo
President

/s/Peter Golden
--------------------------------------
Peter Golden
Controller and Chief Financial Officer

/s/Cliff Saik
----------------------------------------------
Cliff Saik
Senior Vice President and Senior Trust Officer

To the Shareholders and Board of Trustees of The Arbor Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Hancock Horizon Family of Funds' (the "Funds") (consisting of Hancock Horizon Treasury Securities Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund, separately managed portfolios of The Arbor
Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2002, and with respect to agreement of security purchases and sales, for the period from January 31, 2002 (the date of our last examination), through July 31, 2002:

- Confirmation of all securities as of July 31, 2002 which were designated as being held by SEI Trust Company in book entry form (which include but are not limited to securities owned by the Funds). For a sample of securities on the safekeeping reports of Hancock Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations;

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Reconciliation of all such securities between the books and records of the Funds and the Custodian (Hancock Bank);

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Bank of New York and Chase Manhattan Bank records or other alternative procedures; and

- Agreement of twenty-five security purchases and eighteen security sales since our last report from the books and records of the Funds to broker confirmations or other alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2002 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
December 12, 2002
Philadelphia, PA


  FUND NAME                                                              STATE                    REGISTRATION           FILE NUMBER



  The Arbor Fund
                                                                         CALIFORNIA                ANNUAL                 505 7356
                                                                         COLORADO                  ANNUAL             IC 1995 08 501
                                                                         GEORGIA                   OTHER                  SC-20269
                                                                         ILLINOIS                  ANNUAL                  0353043
                                                                         INDIANA                   ANNUAL                93-0548 IC
                                                                         MINNESOTA                 ANNUAL                 R-36888.2
                                                                         NORTH CAROLINA            ANNUAL                   3326
                                                                         PENNSYLVANIA              ANNUAL               93-02-003MF
                                                                         VIRGINIA                  ANNUAL                  117018
                                                                         WYOMING                   OTHER                    18723
  The Arbor Fund - Hancock Bank Family of Funds - Trust Class,
                                                                         LOUISIANA                 ANNUAL                   86102
  The Arbor Fund - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA                 ANNUAL                   80587
  The Arbor Fund - Hancock Bank Family of Funds - Class A
                                                                         LOUISIANA                 ANNUAL                   86103
  The Arbor Fund - Hancock Bank Family of Funds -
                                                                         LOUISIANA                 ANNUAL                   86101
  The Arbor Fund - Treasury Securities MM Fund
                                                                         ALABAMA                   ANNUAL
  The Arbor Fund - Treasury Securities MM Fund - Class A Share
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-018
                                                                         TEXAS                     ANNUAL                  M 62883
  The Arbor Fund - Treasury Securitites MM Fund - Inst. Sweep
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-017
                                                                         TEXAS                     ANNUAL                  M 62884
  The Arbor Fund - Treasury Securities MM Fund - Trust Class
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-016
                                                                         TEXAS                     ANNUAL                  M 62885
  The Arbor Fund - Tax Exempt Money Market Fund
                                                                         ALABAMA                   ANNUAL
  The Arbor Fund - Tax Exempt Money Market Fund - Class A Sh.
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-015
                                                                         TEXAS                     ANNUAL                  M 62881
  The Arbor Fund - Tax Exempt Money Market Fund - Trust Class
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-014
                                                                         TEXAS                     ANNUAL                  M 62882
  The Arbor Fund - Strategic Income Bond Fund
                                                                         ALABAMA                   ANNUAL
  The Arbor Fund - Strategic Income Bond Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-019
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62900
  The Arbor Fund - Strategic Income Bond Fund - Class C Shares
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-020
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62901
  The Arbor Fund - Strategic Income Bond Fund - Trust Class Sh
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-021
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62902
  The Arbor Fund - Value Fund
                                                                         ALABAMA                   ANNUAL
  The Arbor Fund - Value Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-022
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62897
  The Arbor Fund - Value Fund - Class C Shares
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-023
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62898


  FUND NAME                                                              STATE                     REGISTRATION          FILE NUMBER

  The Arbor Fund - Value Fund - Trust Class Shares
                                                                         MISSISSIPPI               ANNUAL               MF-00-06-024
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62899
  The Arbor Fund - Hancock Horizon Growth Fund
                                                                         ALABAMA                   ANNUAL
                                                                         LOUISIANA                 ANNUAL                   84586
  The Arbor Fund - Hancock Horizon Growth Fund - Class A Share
                                                                         MISSISSIPPI               ANNUAL               MF-01-01-326
                                                                         TEXAS                     GOOD UNTIL SOLD         C 65546
  The Arbor Fund - Hancock Horizon Growth Fund - Class C Share
                                                                         MISSISSIPPI               ANNUAL               MF-01-01-327
                                                                         TEXAS                     GOOD UNTIL SOLD         C 65547
  The Arbor Fund - Hancock Horizon Growth Fund - Class TShares
                                                                         MISSISSIPPI               ANNUAL               MF-01-01-328
                                                                         TEXAS                     GOOD UNTIL SOLD         C 65548
  Burkenroad Fund
                                                                         ALABAMA                   ANNUAL
                                                                         CONNECTICUT               ANNUAL                   1023325
                                                                         NEW YORK                  OTHER                  S30-33-10
  Burkenroad Fund - Class A Shares
                                                                         LOUISIANA                 ANNUAL                    85144
                                                                         MISSISSIPPI               ANNUAL               MF-01-12-072
                                                                         NEW JERSEY                ANNUAL                  BEM-0169
                                                                         OHIO                      OTHER                     31628
                                                                         TEXAS                     GOOD UNTIL SOLD         C 68047
  Burkenroad Fund - Class D Shares
                                                                         LOUISIANA                 ANNUAL                    85145
                                                                         MARYLAND                  ANNUAL                 SM20022299
                                                                         MISSISSIPPI               ANNUAL               MF-01-12-073
                                                                         NEW JERSEY                ANNUAL                  BEM-0170
                                                                         OHIO                      OTHER                     31629
                                                                         TENNESSEE                 ANNUAL                  M02-1491
                                                                         TEXAS                     GOOD UNTIL SOLD          C 68048
                                                                         WISCONSIN                 ANNUAL                   452021

